Filed pursuant to Rule 424(b)(3)
Registration Statement File No. 333-132296

PROSPECTUS SUPPLEMENT NO. 11

TO

PROSPECTUS DATED APRIL 25, 2008

MDWERKS, INC.

This prospectus supplement should be read in conjunction with our prospectus dated
April 25, 2008 and in particular “Risk Factors” beginning on page 5 of the prospectus.

This prospectus supplement includes the attached two Current Reports on Form 8-K of MDwerks, Inc., filed with the Securities and Exchange Commission on December 24, 2008.

The date of this prospectus supplement is December 24, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 18, 2008

MDWERKS, INC.

(Exact name of registrant as specified in its charter)

Delaware

(State or Other Jurisdiction of Incorporation)

333-118155	33-1095411
(Commission File Number)	(IRS Employer Identification Number)

Windolph Center, Suite I
1020 N.W. 6th Street
Deerfield Beach, FL 33442

(Address of Principal Executive Offices)

(954) 389-8300

(Registrant’s Telephone Number, Including Area Code)

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13-e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

The use of the terms “we,” “us,” ”our,” or “the Company” in this report shall be deemed to mean MDwerks, Inc and our subsidiaries MDwerks Global Holdings, Inc., Xeni Medical Systems, Inc., Xeni Financial Services, Corp., Xeni Medical Billing, Corp. and Patient Payment Solutions, Inc.

Item 3.03

On December 18, 2008, we were given Notice of Withdrawal of Representation by our outside counsel due to a conflict of interest.  On December 19, 2008, our now former outside counsel advised our transfer agent, Corporate Stock Transfer, of their resignation as counsel and their withdrawal of their standing opinion issued on December 6, 2006 regarding the Notice of Effectiveness of Registration Statement.

Management is conducting a search for new counsel, which it hopes to retain within the next 30 days, and will provide any additional disclosure required to be made as a result of the change of counsel or withdrawal of the standing opinion of counsel issued on December 6, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

MDWERKS, INC.

Dated: December 24, 2008	By:	/s/ Howard B. Katz
Howard B. Katz
Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 22, 2008

MDWERKS, INC.

(Exact name of registrant as specified in its charter)

Delaware

(State or Other Jurisdiction of Incorporation)

333-118155	33-1095411
(Commission File Number)	(IRS Employer Identification Number)

Windolph Center, Suite I
1020 N.W. 6th Street
Deerfield Beach, FL 33442

(Address of Principal Executive Offices)

(954) 389-8300

(Registrant’s Telephone Number, Including Area Code)

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13-e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02                      Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

(c) On December 22, 2008, Howard B. Katz, Chief Executive Officer of MDwerks, Inc. (the “Company”), announced that effective December 1, 2008, David M. Barnes entered into an employment agreement as President of the Company. Under the terms of the employment agreement that extends for a term expiring on December 31, 2010, Mr. Barnes has agreed to devote substantially all of his time, attention and ability, to the business of the Company. The employment agreement provides that Mr. Barnes will receive a base salary for such services during the balance of 2008 and all of 2009 at an annual rate of Two Hundred and Ten Thousand Dollars ($210,000) and at an annual rate of Two Hundred and Thirty-One Thousand Dollars ($231,000) for calendar 2010. Mr. Barnes was also granted the right to extend the term of his employment agreement for up to two (2) years at any time up to December 31, 2010 with ten (10%) percent increases in annual base salary. In addition, Mr. Barnes may be entitled to receive, at the sole discretion of our Board of Directors, cash bonuses based on the executive meeting and exceeding performance goals of the Company. The cash bonuses may range up to 100% of the executive's annual base salary. Mr. Barnes is entitled to participate in our 2005 Incentive Compensation Plan and receive other company-paid employee benefits. We have also agreed to pay or reimburse Mr. Barnes up to a specified monthly amount for the business use of his personal car and cell phone and for reimbursement of relocation expenses to South Florida.

Mr. Barnes has served as a member of our Board of Directors, Audit Committee and Compensation Committee of the Company since November 16, 2005.  Mr. Barnes will continue to serve as a member of the Board of Directors, but has resigned his memberships in the Audit and Compensation Committees.  Mr. Barnes has also served as Chief Financial Officer of Neah Power Systems, Inc., (NPWS:OTCBB), from April, 2006 through August 2008, and was Chief Financial Officer of Cyber Defense Systems, Inc., (CYDF:OTCBB), from August, 2005, through November, 2007. In addition, Mr. Barnes was a Director, Executive Vice President and Chief Financial Officer of American United Global, Inc., now Solar Thin Films, Inc. (SLTN:OTCBB), from April, 1996, through July, 2006. Mr. Barnes is also a member of the Board of Directors, Audit Committee and Compensation Committee of China Direct, Inc. (CDS:NASDAQ), Searchhelp, Inc. (SHLP:OTCBB), and Thinkpath, Inc. (THPHF:OTCBB).

Mr. Katz served as President of the Company since October 10, 2008, when he was appointed by the Board of Directors of the Company to also serve as President, a position that had been vacant since June 20, 2008.  Mr. Katz has been Chief Executive Officer of the Company since November 16, 2005.

The foregoing summary of Mr. Barnes’ employment agreement is qualified by reference to the full text of the form of the employment agreement, attached as Exhibit 10.1, which is incorporated herein in its entirety.

Item 9.01  Financial Statements and Exhibits.

(d)	Exhibits

The following exhibit is filed as part of this report:

	Exhibit No.	Description
	10.1	Form of Employment Agreement of David M. Barnes dated December 1, 2008

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

MDWERKS, INC.

Dated: December 24, 2008	By:	/s/ Howard B. Katz
Howard B. Katz
Chief Executive Officer

3

Exhibit Index

Exhibit No.	Description
10.1	Form of Employment Agreement of David M. Barnes dated December 1, 2008

4

EMPLOYMENT AGREEMENT

(Senior Executive Level)

AGREEMENT, dated as of December 1, 2008, between MDwerks, Inc., a Delaware corporation (the "Company"), and the Executive identified on Exhibit A attached hereto (the "Executive").
W I T N E S S E T H:
WHEREAS, the Company desires to retain the services of the Executive and to that end desires to enter into a contract of employment with him, upon the terms and conditions herein set forth; and
WHEREAS, the Executive desires to be employed by the Company upon such terms and conditions;
NOW, THEREFORE, in consideration of the premises and of the mutual benefits and covenants contained herein, the parties hereto, intending to be bound, hereby agree as follows:
1.           APPOINTMENT AND TERM
Subject to the terms hereof, the Company hereby employs the Executive, and the Executive hereby accepts employment with the Company, all in accordance with the terms and conditions set forth herein, for a period commencing on the date hereof (the "Commencement Date") and ending on the date (the "Expiration Date") set forth in Exhibit A, unless the parties mutually agree in writing upon a later date.
2.           DUTIES
(a)           During the term of this Agreement, the Executive shall be employed in the position set forth in Exhibit A and shall, unless prevented by incapacity, devote all of his business time, attention and ability during normal corporate office business hours to the discharge of his duties hereunder and to the faithful and diligent performance of such duties and the exercise of such powers as may be assigned to or vested in him by the Board of Directors of the Company (the "Board") and Chief Executive Officer of the Company, such duties to be consistent with his position.  The Executive shall obey the lawful directions of the Board and Chief Executive Officer of the Company, and shall use his diligent efforts to promote the interests of the Company and to maintain and promote the reputation thereof.

(b)           The Executive shall not during his term of employment (except as a representative of the Company or with the consent in writing of the Board) be directly or indirectly engaged or concerned or interested in any other business activity, except through ownership of an interest of not more than 2% in any entity that does not compete with the Company, provided it does not impair the ability of the Executive to discharge fully and faithfully his duties hereunder.
(c)           Notwithstanding the foregoing provisions, the Executive shall be entitled to serve in various leadership capacities in civic, charitable and professional organizations.  The Executive recognizes that his primary and paramount responsibility is to the Company.
(d)           The Executive shall be based in the Deerfield Beach, Florida area, except for required travel on the Company's business.
3.           REMUNERATION
(a)           As compensation for his services pursuant hereto, the Executive shall be paid a base salary during his employment hereunder at the annual rate set forth in Exhibit A.  This amount shall be payable in equal periodic installments in accordance with the usual payroll practices of the Company.

(b)           Except as provided above, in Exhibit A and in Sections 4 and 6 hereof, the Executive shall not be entitled to receive any additional compensation, remuneration or other payments from the Company.
4.           HEALTH INSURANCE AND OTHER FRINGE BENEFITS
The Executive shall be entitled to participate in regular employee fringe benefit programs to the extent such programs are offered by the Company to its executive employees, including, but not limited to, medical, hospitalization and disability insurance and life insurance, Section 529 education plan and 401(k) plan.
5.           VACATION
The Executive shall be entitled to the number of weeks of vacation set forth in Exhibit A (in addition to the usual national holidays) during each contract year during which he serves hereunder.  Such vacation shall be taken at such time or times as will be mutually agreed between the Executive and the Company.
6.           REIMBURSEMENT FOR EXPENSES
The Executive shall be reimbursed for reasonable documented business expenses incurred in connection with the business of the Company in accordance with practices and policies established by the Company.
7.           TERMINATION
(a)           This Agreement shall terminate in accordance with the terms of Section 7(b) hereof; provided, however, that such termination shall not affect the obligations of the Executive pursuant to the terms of Sections 8 and 9.
(b)           This Agreement shall terminate on the Expiration Date; or as follows:

(i)           Upon the written notice to the Executive by the Company at any time, because of the willful and material malfeasance, dishonesty or habitual drug or alcohol abuse by the Executive related to or affecting the performance of his duties, or upon the Executive's conviction of a felony, any crime involving moral turpitude (including, without limitation, sexual harassment) related to or affecting the performance of his duties or any act of fraud, embezzlement, theft or willful breach of fiduciary duty against the Company.
(ii)           In the event the Executive, by reason of physical or mental disability, shall be unable to perform the services required of him hereunder for a period of more than 60 consecutive days, or for more than a total of 90 non-consecutive days in the aggregate during any period of twelve (12) consecutive calendar months, on the 61st consecutive day, or the 91st day, as the case may be.  The Executive agrees, in the event of any dispute under this Section 7(b)(ii), and after written notice by the Board, to submit to a physical examination by a licensed physician practicing in the South Florida area selected by the Board, and reasonably acceptable to the Executive.
(iii)           In the event the Executive dies while employed pursuant hereto, on the day in which his death occurs.
(c)           If this Agreement is terminated pursuant to Section 7(b), the Company will have no further liability to the Executive after the date of termination including, without limitation, the compensation and benefits described herein, except as set forth in Exhibit A.
(d)           In the event the Company chooses not to enter into any agreement or amendment extending the Executive's employment beyond the Expiration Date, the Company agrees to provide Executive written notice of such determination prior to the number of days set forth in Exhibit A, during which time the Executive will not be required to perform any duties for the Company, and may seek alternative employment while still being employed by the Company.  If such prior written notice is not given, this Agreement shall be automatically extended by one (1) year and the then effective annual base salary shall be increased by 10%.

(e)           If there is a Change of Control (as defined below), the Executive may terminate his employment at any time within six months after such Change of Control and the Executive shall continue to be paid pursuant to this Agreement.  A Change of Control shall be deemed to have occurred at such time as any person, other than the Company, its existing shareholders or any of its or their affiliates on the date hereof, purchases the "beneficial ownership" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934), directly or indirectly, of 50% or more of the combined voting power of voting securities then ordinarily having the right to vote for directors of the Company.
8.           CONFIDENTIAL INFORMATION
(a)           The Executive covenants and agrees that he will not at any time during the continuance of this Agreement or at any time thereafter (i) print, publish, divulge or communicate to any person, firm, corporation or other business organization (except in connection with the Executive's employment hereunder) or use for his own account any secret or confidential information relating to the business of the Company (including, without limitation, information relating to any customers, suppliers, employees, products, services, formulae, technology, know-how, trade secrets or the like, financial information or plans) or any secret or confidential information relating to the affairs, dealings, projects and concerns of the Company, both past and planned (the "Confidential Information"), which the Executive has received or obtained or may receive or obtain during the course of his employment with the Company (whether or not developed, devised or otherwise created in whole or in part by the efforts of the Executive), or (ii) take with him, upon termination of his employment hereunder, any information in paper or document form or on any computer-readable media relating to the foregoing.  The term "Confidential Information" does not include information which is or becomes generally available to the public other than as a result of disclosure by the Executive or which is generally known in the medical claim processing and receivable financing business.  The Executive further covenants and agrees that he shall retain the Confidential Information received or obtained during such service in trust for the sole benefit of the Company or its successors and assigns.

(b)           The term Confidential Information as defined in Section 8(a) hereof shall include information obtained by the Company from any third party under an agreement including restrictions on disclosure known to the Executive.
(c)           In the event that the Executive is requested pursuant to subpoena or other legal process to disclose any of the Confidential Information, the Executive will provide the Company with prompt notice so that the Company may seek a protective order or other appropriate remedy and/or waive compliance with Section 8 of this Agreement.  In the event that such protective order or other remedy is not obtained or that the Company waives compliance with the provisions of Section 8 of this Agreement, the Executive will furnish only that portion of the Confidential Information which is legally required.
9.           RESTRICTIONS DURING EMPLOYMENT AND FOLLOWING TERMINATION
(a)           The Executive shall not, anywhere within the United States, during his full term of employment under Section 1 hereof and for a period of one (1) year thereafter, notwithstanding any earlier termination pursuant to Section 7(b) hereof, without the prior written consent of the Company, directly or indirectly, and whether as principal, agent, officer, director, partner, employee, consultant, broker, dealer or otherwise, alone or in association with any other person, firm, corporation or other business organization, carry on, or be engaged, have an interest in or take part in, or render services to any person, firm, corporation or other business organization (other than the Company) engaged in a business which is competitive with all or part of the Business of the Company.  The term "Business of the Company" shall mean developing, providing and marketing technology and financial services that focus on products and services related to processing claims by medical professionals and service providers for insurance reimbursement and the financing of receivables due to them arising out of such claims.

(b)           The Executive shall not, for a period of one (1) year after termination of his employment hereunder, either on his own behalf or on behalf of any other person, firm, corporation or other business organization, endeavor to entice away from the Company any person who, at any time during the continuance of this Agreement, was an employee of the Company.
(c)           The Executive shall not, for a period of one (1) year after termination of his employment hereunder, either on his own behalf or on behalf of any other person, firm, corporation or other business organization, solicit or direct others to solicit, any of the Company's customers or prospective customers (including, but not limited to, those customers or prospective customers with whom the Executive had a business relationship during his term of employment) for any purpose or for any activity which is competitive with all or part of the Business of the Company.
(d)           It is understood by and between the parties hereto that the foregoing covenants by the Executive set forth in this Section 9 are essential elements of this Agreement and that, but for the agreement of the Executive to comply with such covenants, the Company would not have entered into this Agreement.  It is recognized by the Executive that the Company currently operates in, and may continue to expand its operations throughout, the geographical territories referred to in Section 9(a) above.  The Company and the Executive have independently consulted with their respective counsel and have been advised in all respects concerning the reasonableness and propriety of such covenants.

10.           REMEDIES
(a)           Without intending to limit the remedies available to the Company, it is mutually understood and agreed that the Executive's services are of a special, unique, unusual, extraordinary and intellectual character giving them a peculiar value, the loss of which may not be reasonably or adequately compensated in damages in an action at law, and, therefore, in the event of any material breach by the Executive that continues after any applicable cure period, the Company shall be entitled to equitable relief by way of injunction or otherwise.
(b)           The covenants of Section 8 shall be construed as independent of any other provisions contained in this Agreement and shall be enforceable as aforesaid notwithstanding the existence of any claim or cause of action of the Executive against the Company, whether based on this Agreement or otherwise.  In the event that any of the provisions of Sections 8 or 9 hereof should ever be adjudicated to exceed the time, geographic, product/service or other limitations permitted by applicable law in any jurisdiction, then such provisions shall be deemed reformed in any such jurisdiction to the maximum time, geographic, product/service or other limitations permitted by applicable law.
11.           COMPLIANCE WITH OTHER AGREEMENTS
The Executive represents and warrants to the Company that the execution of this Agreement by him and his performance of his obligations hereunder will not, with or without the giving of notice or the passage of time or both, conflict with, result in the breach of any provision of or the termination of, or constitute a default under, any agreement to which the Executive is a party or by which the Executive is or may be bound.

12.           WAIVERS
The waiver by the Company or the Executive of a breach of any of the provisions of this Agreement shall not operate or be construed as a waiver of any subsequent breach.
13.           BINDING EFFECT; BENEFITS
This Agreement shall inure to the benefit of, and shall be binding upon, the parties hereto and their respective successors, assigns, heirs and legal representatives, including any corporation or other business organization with which the Company may merge or consolidate or sell all or substantially all of its assets.  Insofar as the Executive is concerned, this contract, being personal, cannot be assigned.
14.           NOTICES
All notices and other communications which are required or may be given under this Agreement shall be in writing and shall be deemed to have been duly given when delivered to the person to whom such notice is to be given at his or its address et forth below, or such other address for the party as shall be specified by notice given pursuant hereto:
(a)	If to the Executive, to him at the address set forth in Exhibit A. and
(b)	If to the Company, to it at: MDwerks, Inc. Windolph Center, Suite I 1020 N.W. 6th Street Deerfield Beach, Florida 33442 Attention: Chairman of the Board

with a copy to:
Greenberg Traurig, LLP
200 Park Avenue, 14th Floor
New York, New York  10166
Attention:  Spencer G. Feldman, Esq.

15.           MISCELLANEOUS
(a)           This Agreement contains the entire agreement between the parties hereto and supersedes all prior agreements and understandings, oral or written, between the parties hereto with respect to the subject matter hereof.  This Agreement may not be changed, modified, extended or terminated except as provided for herein, or upon written amendment approved by the Board and executed by a duly authorized officer of the Company.
(b)           The Executive acknowledges that from time to time, the Company may establish, maintain and distribute employee manuals of handbooks or personnel policy manuals, and officers or other representatives of the Company may make written or oral statements relating to personnel policies and procedures.  Such manuals, handbooks and statements are intended only for general guidance.  No policies, procedures or statements of any nature by or on behalf of the Company (whether written or oral, and whether or not contained in any employee manual or handbook or personnel policy manual), and no acts or practices of any nature, shall be construed to modify this Agreement or to create express or implied obligations of any nature to the Executive.
(c)           The Company shall have no obligation actually to utilize the Executive's services; if the Company elects not to use the Executive's services at any time, the Company's obligations to the Executive shall be satisfied, in all respects, by the payment to the Executive for the balance of the term of the Executive's employment under this Agreement, but for a minimum period set forth in Exhibit A, the compensation provided in Section 3, plus any other amounts payable to the Executive and the continuation of benefits under Section 4.  During such remaining term of employment, the Executive will not be required to perform any duties for the Company and shall be entitled to seek other employment provided that such employment would not violate the terms of this Agreement, including Sections 8 and 9 hereof; and the seeking of such employment shall not be deemed a violation of this Agreement.

(d)           This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.
(e)           All questions pertaining to the validity, construction, execution and performance of this Agreement shall be governed by and construed in accordance with the laws of the State of Florida, without regard to its conflict of law principles.
(f)           Any controversy or claim arising from, out of or relating to this Agreement, or the breach hereof (other than controversies or claims arising from, out of or relating to the provisions in Sections 8, 9 and 10), shall be determined by final and binding arbitration in Broward County, Florida, in accordance with the Employment Dispute Resolution Rules of the American Arbitration Association, by a panel of not less than three (3) arbitrators appointed by the American Arbitration Association.  The decision of the arbitrators may be entered and enforced in any court of competent jurisdiction by either the Company or the Executive.
The parties indicate their acceptance of the foregoing arbitration requirement by initialing below:

/s/ Howard B. Katz	/s/ David M. Barnes
For the Company	Executive

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

MDWERKS, INC.

By:	/s/ Howard B. Katz
Name: Howard B. Katz
Title: Chief Executive Officer

EXECUTIVE

By:	/s/ David M. Barnes
Name: David M. Barnes